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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. __)

                                  DIVINE, INC.
                                  ------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   255404 10 9
                                   -----------
                                 (CUSIP Number)

                         JUDE SULLIVAN, GENERAL COUNSEL
                                  DIVINE, INC.
                            1301 NORTH ELSTON AVENUE
                                CHICAGO, IL 60622
                                 (773) 394-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 255404 10 9             SCHEDULE 13D                 Page 2 of 6 Pages
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     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SZLAM PARTNERS, L.P.
          58-2295733

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /1
                                                                 (b)  / /2
          N/A
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS*
          OO
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                           / /3
          N/A
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          GEORGIA
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NUMBER OF SHARES BENE-        7    SOLE VOTING POWER
FICIALLY OWNED BY EACH             34,934,058
REPORTING PERSON WITH
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                              8    SHARED VOTING POWER
                                   N/A
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                              9    SOLE DISPOSITIVE POWER
                                   34,934,058
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                              10   SHARED DISPOSITIVE POWER
                                   N/A
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          34,934,058

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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             / /4
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%
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     14   TYPE OF REPORTING PERSON*
          PN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

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CUSIP NO. 255404 10 9             SCHEDULE 13D                 Page 3 of 6 Pages
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ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share ("Common Stock") of divine, inc., a Delaware corporation ("divine" or "Issuer"). The principal executive offices of divine are located at 1301 North Elston Avenue, Chicago, Illinois 60622.

ITEM 2.        IDENTITY AND BACKGROUND.

               The name of the limited partnership filing this Statement is Szlam Partners, L.P., a Georgia limited partnership ("Szlam Partners"). Szlam Partners' principal place of business is 5051 Peachtree Corners Circle, Norcross, Georgia 30092.

               Neither Szlam Partners, nor to Szlam Partners' knowledge, any director or executive officer of Szlam Partners is required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of Schedule 13D. To Szlam Partners' knowledge, each of its directors and executive officers is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Merger, dated as of July 8, 2001 (the "Merger Agreement"), among divine, DES Acquisition Company, a Delaware corporation and wholly-owned subsidiary of divine ("Merger Sub") and eshare communications, Inc. ("eshare"), eshare merged with and into Merger Sub, causing the separate existence of eshare to cease (the "Merger"). Pursuant to the Merger Agreement, upon the closing of the Merger, each share of eshare common stock was converted into 3.12 shares of divine Common Stock. As a result, Szlam Partners' 11,143,395 shares of eshare common stock was converted into 34,767,392 shares of divine Common Stock reported on this Schedule 13D.

               References to, and descriptions of, the Merger and the Merger Agreement as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as an Exhibit to the Form 8-K filed with the Securities and Exchange Commission by divine on July 12, 2001.

               In addition, prior to the Meger, Szlam Partners owned 166,666 shares of divine Common Stock.

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CUSIP NO. 255404 10 9             SCHEDULE 13D                 Page 4 of 6 Pages
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ITEM 4.        PURPOSE OF TRANSACTION.

               (a)  Not applicable.

               (b)  Not applicable.

               (c)  Not applicable.

               (d) Pursuant to an Employment Agreement, dated October 23, 2001, between divine and Aleksander Szlam, the Managing Member of Szlam Management Company, LLC, which is the General Partner of Szlam Partners, Mr. Szlam is to be elected to the divine Board of Directors following the closing of the Merger, and divine agreed to use its commercially reasonable efforts to cause Mr. Szlam to be nominated for election as a Class III Director at the 2002 Annual Meeting of Stockholders of divine.

               (e) Other than as a result of the Merger described in Item 3 above, not applicable.

               (f)  Not applicable.

               (g)  Not applicable.

               (h)  Not applicable.

               (i)  Not applicable.

               (j)  Not applicable.

               References to, and descriptions of, the Employment Agreement as set forth above in this Item 4, is qualified in its entirety by reference to the copy of the Form of Employment Agreement, attached as Exhibit A to the Stockholder Agreement, included as an Exhibit to the Form 8-K filed by divine on July 12, 2001.

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CUSIP NO. 255404 10 9             SCHEDULE 13D                 Page 5 of 6 Pages
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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result of the Merger Agreement, Szlam Partners is the beneficial owner of at least 34,934,058 shares of divine Common Stock. Such divine Common Stock constitutes approximately 7.8% of the issued and outstanding shares of divine Common Stock based on the number of shares of divine Common Stock outstanding as of February 12, 2002.

               (c) To Szlam Partners' knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

               (d) To Szlam Partners' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of eshare reported on herein.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As an inducement for Szlam Partners to enter into the Merger Agreement and in consideration thereof, Aleksander Szlam, managing member of Szlam Partners, entered into an individual Stockholder Agreement with divine whereby Szlam Partners agreed, severally and not jointly, to vote certain of the shares of eshare Common Stock beneficially owned by it in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. eshare did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Stockholder Agreement.

               Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreement, to the knowledge of Szlam Partners', there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of divine, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.

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CUSIP NO. 255404 10 9             SCHEDULE 13D                 Page 6 of 6 Pages
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

                                   SZLAM PARTNERS, L.P.

                                   By:  Szlam Management Company, LLC
                                        Its General Partner

                                   By:  /s/ Aleksander Szlam
                                        ----------------------------------------
                                        Aleksander Szlam, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

               ATTENTION. Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).